UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 6-K**

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

P.E
6-3-02

For the month of June, 2002

Apiva Ventures Limited
(SEC File No.: 0-30232
(Translation of registrant's name into English)



3878 West 30th Avenue, Vancouver, B.C. V6S 1X1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Apiva Ventures Limited
(Registrant)

Date: June 7, 2002

By: W. Gardiner
(Signature)*

William Gardiner, Chief Executive Officer
*Print name and title of the signing officer under his signature

CRGH

**APIVA ANNOUNCES IT HAS ACQUIRED AN INTEREST IN MINERAL EXPLORATION LANDS IN MONGOLIA**

**Vancouver, B.C. May 21, 2002 – Apiva Ventures Limited (OTCBB: APVLF - the "Company")** announced today that it has acquired a 37.5% working interest in approximately 240,000 hectares of mineral exploration lands in the South Gobi desert of Mongolia by entering into an Option and Joint Venture Agreement (the "Agreement") with Bell Coast Capital Corporation ("Bell"), a Canadian public company.

The property is located approximately 100 Kilometers west-south-west of Ivanhoe Mines Ltd.'s Oyu Tologoi gold-copper discovery that contains an estimated 10 million ounces of gold. The property regionally lies within the Barga Terrane tectonic unit. This consists of Paleozoic volcanic, sedimentary and intrusive rocks and Mesozoic sedimentary cover rocks. These units are intruded by a complex variety of Feldspar Porphyry, Feldspar-Hornblende Porphyry and Quartz-Feldspar Porphyry stocks and dykes. The Barga Terrane is interpreted as having formed in ocean-margin environment with active island-and-Andean type magnetic arcs, rifted basis, accretionary wedges and continental margins. This geological setting is viewed favorably for a wide range of metal deposits.

Under terms of the Agreement, the Company is required to pay Bell up to US $125,000 in cash and issue 715,000 shares of the Company's common stock. The Company has paid US $40,000 to date and is required to pay US $30,000 within thirty days from the closing of the Agreement and up to an additional US $55,000 within sixty days of closing of the Agreement. The Company will be responsible for 50% of the ongoing exploration and development costs on the property. The acquisition is subject to Bell's acceptance by the Canadian Venture Exchange.

For information on the Company contact:
William Gardiner, President
(604) 687-7661



This press release contains statements that constitute "forward looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding the receipt of financing necessary to complete the payments of the acquisition and Bell receiving Canadian Venture Exchange approval. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.